

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Jeffrey S. Beebe
Chief Executive Officer
RealyInvest NNN, LLC
2000 PGA Blvd, Suite 4440
Palm Beach Gardens, FL 33408

> **Re: RealyInvest NNN, LLC**
> **Amendment No. 5 to**
> **Offering Statement on Form 1-A**
> **Filed May 7, 2021**
> **File No. 024-11345**

Dear Mr. Beebe:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2021 letter.

Amendment No. 5 to Form 1-A filed on May 7, 2021

General

1.   We note your revised disclosure in response to comment 1. We are unable to concur with your analysis that your offering, as presented, is eligible under Regulation A. It does not appear that you have identified a property that is probable of acquisition. Once you have identified a probable acquisition and have revised your filing accordingly, we will provide more detailed comments related to your offering statement and our prior comments.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Marty Tate